

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 2, 2010

David G. Derrick
CEO and Director
SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070

> **RE: SecureAlert, Inc.**
> **Preliminary Consent Solicitation on Schedule 14A**
> **Filed May 25, 2010**
> **File No. 000-23153**

Dear Mr. Derrick:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated May 21, 2010 and the disclosure added to the first paragraph on page six indicating that the Company granted special voting rights and registration rights to the Series D Preferred Stock. Please revise to disclose that it was the board which committed the company to take such actions and that the board committed the company to increase the number of its authorized common shares to an amount at least one hundred ten percent (110%) of that necessary to effect conversion of all Series D then outstanding at a time when the company had an insufficient number of

authorized but unissued common shares available. Please revise to disclose whether the approval of common shareholders was obtained prior to committing the company in such manner. Please revise to clarify that the special voting rights consisted of rights equivalent to sixty percent of the issued and outstanding common shares notwithstanding the number of common shares then actually outstanding.

Background of the Proposed Amendment, page four

2.   We note your response to comment four from our letter dated May 21, 2010 and the amended disclosure at the bottom of page three. Please revise to disclose all plans, commitments, arrangements, understandings or agreements to convert senior debt or issue any additional Series D Preferred Stock, options or warrants.

Security Ownership of Certain Beneficial Owners and Management, page six

3.   We note your response to comment five from our letter dated May 21, 2010 that the board did not authorize the issuance of the Series D Preferred Stock for purposes of acquiring control of the Company or conferring control to a particular group of investors. Rule 13d-5(b)(1) states in its entirety that:

> "When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of that issuer owned by any such persons."

As noted in our previous comment letters, holders of the Series D vote as a class holding the equivalent of sixty percent (60%) of the issued and outstanding common shares, regardless of the number of common shares then outstanding, and prior consent to increase the authorized capital of the company was obtained from each of the purchasers of the Series D. As a result, it appears that such persons have acted as a group for the purpose of acquiring, holding, and voting the company's securities and should be included as a group for purposes of the beneficial ownership table. Please revise your beneficial ownership disclosure.

Vote Required and Board Recommendation, page 6

4.   We partially reissue comment six from our letter dated May 6, 2010. We note that, according to the Form 8-K filed on January 14, 2010, several of your current and past officers and directors participated in the private placement by converting a portion of outstanding indebtedness owed to them.

Please revise in order to disclose whether (and, if so, how) the directors who participated in the private placement considered any possible conflicts of interest in approving each of:

- the agreements associated with the private placement,

- the pricing terms of securities placed, and

- the form of consideration to be accepted by those converting outstanding indebtedness.

We may have further comment.

*   *   *   *

Please file a revised preliminary proxy statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

Larry Spirgel
Assistant Director

cc: Wayne D. Swan
        Durham Jones & Pinegar
        Facsimile: (801) 415-3500